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As confidentially submitted to the Securities and Exchange Commission on July 17, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
CURIS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2836	04-3505116
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
128 Spring Street, Building C – Suite 500
Lexington, MA 02421
(617) 503-6500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James E. Dentzer
President and Chief Executive Officer
Curis, Inc.
128 Spring Street, Building C – Suite 500
Lexington, MA 02421
(617) 503-6500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Peter N. Handrinos Wesley C. Holmes Jennifer A. Yoon Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000
Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

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If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion
Preliminary Prospectus dated , 2026

PRELIMINARY PROSPECTUS

Shares of Common Stock
Pre-Funded Warrants to Purchase Up to Shares of Common Stock
We are offering in a best-efforts offering up to shares of common stock, par value $0.01, (“Common Stock”) of Curis, Inc. (“Curis”, the “Company”, “our company”, “we” or “us”). We are also offering to certain investors, in lieu of Common Stock, pre-funded warrants to purchase up to shares of Common Stock (“Pre-Funded Warrants”). Each Pre-Funded Warrant will be immediately exercisable for one share of Common Stock at any time at the option of the holder until such Pre-Funded Warrant is exercised in full, subject to an ownership limitation. The assumed purchase price of each Pre-Funded Warrant will be the offering price of the Common Stock minus $0.01 (the exercise price per share of common stock of each Pre-Funded Warrant). For each Pre-Funded Warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis. We are also registering the Common Stock issuable from time to time upon the exercise of the Pre-Funded Warrants offered hereby.

Our common stock is listed on The Nasdaq Capital Market under the symbol “CRIS”. On , the last sale price on our common stock was $ per share. There is no established public trading market for the Pre-Funded Warrants and we do not expect a market to develop. Without an active trading market, the liquidity of those warrants will be limited. In addition, we do not intend to list the Pre-Funded Warrants on Nasdaq, any other national securities exchange or any other trading system.

The assumed public offering price used throughout this prospectus has been included for illustration purposes only, and may not be indicative of the final public offering price. The actual public offering price will be negotiated between us and the purchasers, in consultation with the Placement Agent(s) (as defined below), based, among other factors, on our recent operating results, the trading of our Common Stock prior to this offering and the general condition of the securities markets at the time of this offering, and will be determined at the time of pricing, and may be at a discount to the then current market price.
This offering will terminate on , 2026, unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this

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offering. The public offering price per share of Common Stock (or Pre-Funded Warrant) will be fixed for the duration of this offering.

We have engaged (the “Placement Agent(s)”) to act as our placement agent(s) in connection with this offering. The Placement Agent(s) has (have) agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The Placement Agent(s) is (are) not purchasing or selling any of the securities we are offering and the Placement Agent(s) is (are) not required to arrange the purchase or sale of any specific number of securities or dollar amount. We have agreed to pay to the Placement Agent(s) the placement agent fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus. There is no minimum offering requirement as a condition of closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us. We will bear all costs associated with the offering and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue our business goals described in this prospectus. There is no arrangement for funds to be received in escrow, trust or similar arrangement. Because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill all of our contemplated objectives due to a lack of interest in this offering. Further, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See “Plan of Distribution” for more information regarding these arrangements.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 8.

	Per Share of Common Stock	Per Pre-Funded Warrant	Total
Public Offering Price Placement Agent Fees (1) Proceeds to us, before expenses (2)(3)	$ $ $	$ $ $	$ $ $

(1)
We have agreed to pay the Placement Agent(s) cash fee equal to % of the gross proceeds raised in this offering. See “Plan of Distribution” for a description of the compensation and expense reimbursement to be received by the Placement Agent(s).

(2)	We estimate the total expenses of this offering payable by us, excluding the Placement Agent(s) fees, will be approximately $ . Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, Placement Agent(s) fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above.

(3)	Does not include proceeds from the cash exercise of the Pre-Funded Warrants, if any.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the securities to the purchasers in the offering on or about , 2026, subject to satisfaction of certain conditions.

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Placement Agent(s)

The date of this prospectus is , 2026

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About This Prospectus

This prospectus is part of a registration statement that we filed with the SEC. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes more information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s website or its offices described below under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the Placement Agent(s) has (have) not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The distribution of this prospectus and sale of these securities in certain jurisdictions may be restricted by law. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Persons in possession of this prospectus are required to inform themselves about and observe any such restrictions. The information contained in this prospectus and the documents incorporated by reference in this prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents regardless of the time of delivery of this prospectus when any sale of our securities occurs. Our business, financial condition, results of operations and prospects may have changed since those dates.

Neither we nor the Placement Agent(s) have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any free writing prospectus applicable to that jurisdiction. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should read this prospectus and the documents incorporated by reference in this prospectus in their entirety, before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of this prospectus entitled “Where You Can Find More Information” and “Incorporation by Reference.”

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated herein by reference as exhibits to the registration statement, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find More Information.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

This prospectus incorporates by reference market data and certain industry data and forecasts that were obtained from market research databases, publicly available information and industry publications and surveys. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have relied on certain data from third-party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus or in any document incorporated by reference, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” in this prospectus, and under similar headings in the other documents that are incorporated herein by reference.

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PROSPECTUS SUMMARY

This prospectus summary highlights selected information appearing elsewhere in this prospectus and in documents we file with the SEC that are incorporated by reference in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus carefully, including the information incorporated by reference herein, the information set forth under the heading “Risk Factors” and our financial statements and the related notes thereto incorporated by reference in this prospectus.

Unless the context otherwise requires, all references in this prospectus to the “Company,” “Curis,” “we,” “our,” “ours,” and “us” refer to “Curis”, “we”, “us” and “our” refer to Curis, Inc.

Overview
We are a biotechnology company focused on the development of emavusertib (CA-4948), an orally available, small molecule inhibitor of Interleukin-1 receptor associated kinase, or IRAK4 and FMS-like tyrosine kinase 3 or FLT3. Emavusertib is currently being evaluated in the TakeAim Lymphoma Phase 1/2 study (CA-4948-101) in patients with relapsed/refractory primary central nervous system lymphoma, or PCNSL, in combination with ibrutinib, a Bruton Tyrosine Kinase inhibitor or BTK inhibitor and in our recently initiated TakeAim CLL study, a Phase 2 combination study of emavusertib in chronic lymphocytic leukemia, or CLL, with zanubrutinib, a BTK inhibitor. Our monotherapy and combination studies of emavusertib in AML are substantially complete. Emavusertib has received Orphan Drug Designation from the U.S. Food and Drug Administration, or FDA, for the treatment of PCNSL, AML and MDS and from the European Commission for the treatment of PCNSL. We, through our 2015 collaboration with Aurigene Discovery Technologies Limited, or Aurigene, have the exclusive license to emavusertib (CA-4948).

On July 2, 2026, the Company effected a 1-for-20 reverse stock split. All historical share counts, outstanding options, and per-share data (including loss per share) presented in this prospectus have been retroactively adjusted for all periods to reflect the impact of the stock split.

Emavusertib
Emavusertib is a small molecule inhibitor of Interleukin-1 receptor associated kinase, or IRAK4, and FMS‐like tyrosine kinase 3, or FLT3. IRAK4 plays an essential role in the toll-like receptor, or TLR, and interleukin-1 receptor, or IL-1R, signaling pathways, which are frequently dysregulated in patients with cancer. TLRs and the IL-1R family signal through the adaptor protein Myeloid Differentiation Primary Response Protein 88, or MYD88, which results in the assembly and activation of IRAK4, initiating a signaling cascade that induces cytokine and survival factor expression mediated by the NF-κB protein complex. Many B-cell leukemias and lymphomas are associated with constitutive activation of the NF-κB protein complex, which contributes to these cancers' proliferation and survival. The B-cell receptor, or BCR, and TLR pathways drive NF-κB activation. Preclinical studies have demonstrated that targeting both the BCR and TLR pathways is more synergistic than targeting either pathway alone. Similarly, preclinical studies targeting IRAK4 in combination with FLT3 have demonstrated the ability to overcome the adaptive resistance incurred when targeting FLT3 alone. In acute myeloid leukemia, or AML, patient derived xenografts, emavusertib has shown monotherapy anti-tumor activity as well as synergy with both azacitidine and venetoclax. In the clinic, emavusertib has shown anti-tumor activity across a broad range of hematologic malignancies, including monotherapy activity in AML, particularly those with a FLT3 mutation. In non-Hodgkin's lymphoma patients, particularly in PCNSL, emavusertib has shown anti-tumor activity in combination with a BTK inhibitor.

In January 2026, we announced that we are focusing our operations on our ongoing combination Phase 1/2 study in relapsed/refractory, or R/R, PCNSL with ibrutinib and our recently initiated Phase 2 combination study of emavusertib in CLL with zanubrutinib. Our monotherapy and combination studies of emavusertib in AML are substantially complete, with additional funding, we plan to continue development of emavusertib in AML.

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TakeAim CLL
In August 2025, we announced a Phase 2 open label clinical study of emavusertib in combination with zanubrutinib in frontline CLL (CA-4948-203, NCT07271667), also known as the TakeAim CLL study. In June 2026, we announced 11 active clinical sites and in July 2026 we announced the first six patients had been consented in the TakeAim CLL and reaffirmed our guidance for the dosing of five CLL patients by the end of July 2026, with initial CLL data expected in December 2026.

TakeAim Lymphoma
Emavusertib is currently undergoing testing in combination with ibrutinib in a Phase 1/2 open-label, single arm expansion trial in patients with R/R PCNSL (CA-4948-101, NCT03328078), also known as the TakeAim Lymphoma Phase 1/2 study. In June 2022 and December 2023, we provided preliminary clinical data for patients with various hematological malignancies in the combination portion of the ongoing TakeAim Lymphoma Phase 1/2 study. In December 2023, we provided clinical and safety data of emavusertib in combination with ibrutinib in several non-Hodgkin's lymphoma subtypes, including PCNSL. In July and December 2024, emavusertib was granted Orphan Drug Designation by the European Commission and the U.S. Food and Drug Administration, or FDA, respectively, for the treatment of patients with PCNSL. In September 2024, March 2025 and November 2025, we provided additional clinical data of emavusertib in combination with ibrutinib in R/R PCNSL. In March 2025, we announced that we had completed productive meetings with both the European Committee for Medicinal Products for Human Use, or CHMP, and the FDA on the suitability of using the ongoing TakeAim Lymphoma Phase 1/2 study to support a potential accelerated regulatory path for a Conditional Marketing Authorization, or CMA, submission in Europe and a New Drug Application, or NDA, submission in the U.S.

For submission in Europe, we engaged CHMP for scientific advice on the potential for CMA submission, with the following feedback:

•Current, single-arm, study could support a CMA;
•Primary endpoint of Overall Response Rate, or ORR, for a single-arm study is supported;
•45 patients may be sufficient to support a CMA, assuming compelling and consistent results;
•Due to the rarity of disease the proposed size of the safety database may be acceptable and will be a review issue for CMA; and
•Contribution of effect of each of emavusertib and ibrutinib as well as the emavusertib/ibrutinib combination in a BTKi-naïve population is required for CMA.

For submission in the U.S., we discussed with FDA the potential for an NDA submission for Accelerated Approval based on the lack of approved treatments, with the following feedback:

•Current, single-arm, study could support a submission for Accelerated Approval;
•ORR, supported by adequate duration of response, could be acceptable for Accelerated Approval;
•The number of patients needed to support safety and efficacy is a review issue, which is part of the NDA submission process; and
•An analysis of 100 mg vs 200 mg emavusertib dosing and contribution of effect of emavusertib, ibrutinib, and the emavusertib/ibrutinib combination in a BTKi-naïve population is required prior to NDA submission.
Both the CHMP and FDA encouraged us to continue discussions to align on the confirmatory study design, which is required prior to the CMA or NDA submission.

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Our Collaboration and License Agreement
In January 2015, we entered into an exclusive collaboration agreement with Aurigene, which was amended in September 2016, February 2020, and September 2024, for the discovery, development and commercialization of small molecule compounds in the areas of immuno-oncology and precision oncology worldwide, except for India and Russia, which are territories retained by Aurigene. We currently have licensed the IRAK4 (including emavusertib), PD1/TIM3, and an immuno-oncology program under the Aurigene collaboration.

For further information regarding our collaboration and license agreement, refer to Note 6, Research and Development Collaborations in Item 1 of Part I of our Quarterly Report on Form 10-Q and Note 9, Research and Development Collaborations, in Item 8 of Part II of our Annual Report on Form 10-K.

Liquidity and Events that Raise Substantial Doubt About Our Ability to Continue as a Going Concern
Since our inception, we have funded our operations primarily through private and public placements of our equity securities, license fees, contingent cash payments, royalties and research and development funding from our corporate collaborators, and the monetization of certain royalty rights. We have never been profitable on an annual basis and had an accumulated deficit of $1.3 billion as of March 31, 2026. For the three months ended March 31, 2026, we incurred a net loss of $24.2 million and used $9.0 million of cash in operations.

We expect to continue to generate operating losses in the foreseeable future. Our current cash and cash equivalents are not expected to fund our operations beyond 12 months from the date of filing this Prospectus. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. We will require substantial additional funds in the immediate term to maintain our research and development program and support operations.

We will need to generate significant revenues to achieve profitability, and do not expect to achieve profitability in the foreseeable future, if at all. We will require substantial additional funding to fund the development of emavusertib through regulatory approval and commercialization, and to support our continued operations. We will need to seek additional funding through a number of potential avenues, including private or public equity financings, collaborations, or other strategic transactions. Our ability to raise additional funds will depend on, among other factors, financial, economic and market conditions, as well as maintaining our listing on Nasdaq, many of which are outside of our control, and we may be unable to raise financing when needed, or on terms favorable to us. We have faced and expect to continue to face substantial difficulties in raising capital. If sufficient funds are not available, we will have to delay, reduce the scope of, or eliminate our research and development program for emavusertib, including related clinical trials and operating expenses, potentially delaying the time to market for or preventing the marketing of emavusertib, which could adversely affect our business prospects and our ability to continue our operations, and would have a negative impact on our financial condition and ability to pursue our business strategies. In addition, we may seek to engage in one or more strategic alternatives, such as a strategic partnership with one or more parties, the licensing, sale or divestiture of some of our assets or proprietary technologies or the sale of our company, but there can be no assurance that we would be able to enter into such a transaction or transactions on a timely basis or on terms favorable to us, or at all. If we are unable to obtain sufficient capital, we would be unable to fund our operations and may be required to evaluate alternatives, which could include dissolving and liquidating our assets or seeking protection under the bankruptcy laws, and a determination to file for bankruptcy could occur at a time that is earlier than when we would otherwise exhaust our cash resources. If we decide to dissolve and liquidate our assets or to seek protection under the bankruptcy laws, it is unclear to what extent we would be able to pay our obligations, and, accordingly, it is further unclear whether and to what extent any resources would be available for distributions to stockholders.

Key Drivers
We believe near term key drivers to our success will include:

•our ability to focus and successfully plan and execute current and planned clinical trials for emavusertib, and for such clinical trials to generate favorable data;

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•our ability to raise additional financing to fund operations; and/or
•our ability to collaborate or license emavusertib and to successfully develop and commercialize emavusertib.

Company Information
We were organized as a Delaware corporation in February 2000. Our principal executive offices are located at 128 Spring Street, Building C – Suite 500, Lexington, Massachusetts 02421, and our telephone number is (617) 503-6500. Our website is located at www.curis.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our website address is included as an inactive textual reference only.

Implications of Being a Smaller Reporting Company
We are a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates was less than $700 million measured on the last business day of our most recently completed second fiscal quarter and our annual revenue was less than $100 million during our most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. For so long as we remain a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not smaller reporting companies.

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THE OFFERING

Common stock offered by us	shares.
Pre-funded warrants offered by us
We are also offering, in lieu of common stock to certain investors, pre-funded warrants to purchase up to     shares of our common stock. The purchase price of the pre-funded warrants matches the price per share at which the shares of our common stock are being sold to the public in this offering, minus $0.01, which is the per share exercise price of the pre-funded warrants. The pre-funded warrants will be exercisable at any time after the date of issuance of such pre-funded warrants, subject to an ownership limitation. See the section titled “Description of Securities We Are Offering” on page 21. This prospectus also relates to the offering of the shares of our common stock issuable upon exercise of the pre-funded warrants.

Use of proceeds
Assuming the maximum number of shares of Common Stock are sold in this offering at an assumed public offering price of $ per share, which represents the closing price of our common stock on Nasdaq on , 2026, and assuming no issuance of any Pre-Funded Warrants, we estimate the net proceeds of the offering will be approximately $ million, after deducting the Placement Agent(s) fees and expenses and estimated offering expenses payable by us. However, this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of these securities offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds.

We currently intend to use the net proceeds from this offering to fund our research and development activities and for working capital and general corporate purposes. We have not determined the amount of net proceeds to be used specifically for such purposes. As a result, our management will have broad discretion in the application of the net proceeds of this offering. See “Use of Proceeds” on page 14 for more information.

Risk Factors
Investing in our securities involves a high degree of risk. You should read the “Risk Factors” section starting on page 8 of this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

Nasdaq Capital Market symbol	Our Common Stock is listed on the Nasdaq Capital Market under the symbol “CRIS.” There is no established public trading market for the Pre-Funded Warrants being offered and we do not expect a market to develop. Without an active trading market, the liquidity of those warrants will be limited. In addition, we do not intend to list the Pre-Funded Warrants on the Nasdaq Capital Market, any other national securities exchange or any other trading system.
Best efforts offering	We have agreed to offer and sell the securities offered hereby to the purchasers through the Placement Agent. The Placement Agent is not required to buy or sell any specific number or dollar amount of the securities offered hereby, but it will use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. See “Plan of Distribution” for more information.
The number of shares of our common stock that will be outstanding immediately after this offering as shown above is based on shares outstanding as of June 30, 2026 and excludes:

• shares of our common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $ per share;
• shares of our common stock issuable upon the exercise of stock options granted after June 30, 2026, at a weighted average exercise price of $ per share;
• shares of common stock issuable upon the vesting of restricted stock units outstanding;
•an aggregate of shares of common stock reserved for future issuance under our 2026 Incentive Plan;

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•an aggregate of shares of common stock reserved for future issuance under our Amended and Restated 2010 Employee Stock Purchase Plan, as amended;
• shares of common stock converted to pre-funded warrants;
• shares of our common stock issuable upon the exercise of pre-funded warrants outstanding at an exercise price of $ per share;
• shares of our common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $ per share; and
• shares of common stock sold through our sales agreement with Cantor Fitzgerald & Co. and JonesTrading, pursuant to which we may sell up to $ million of shares of our common stock from time to time through an “at-the-market” equity offering program, or ATM Facility.

Except as otherwise noted, all information in this prospectus gives effect to a 1-for-20 reverse stock split of our common stock, which was effected on July 2, 2026.

Unless otherwise indicated, all information in this prospectus assumes:

•no additional sales of our common stock through our ATM Facility;
•no exercise or conversion of options, pre-funded warrants or warrants described above;
•no sale of any Pre-Funded Warrants in this offering, which, if sold, would reduce the number of shares of Common Stock that we are offering on a one-for-one basis.

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RISK FACTORS
An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks described below and discussed in the “Risk Factors” sections of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 incorporated by reference herein, together with other information in this prospectus, and the information and documents incorporated by reference in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

Risks Related to This Offering

We have identified conditions and events that raise substantial doubt about our ability to continue as a going concern.

We will require substantial funds to maintain our research and development program and support operations in the near term. We have incurred losses and negative cash flows from operations since our inception. As of March 31, 2026, we had $15.0 million in cash and cash equivalents. Without taking into account the anticipated net proceeds from this offering, we expect these available cash resources to fund our existing operations into the fourth quarter of 2026. We have based this assessment on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. Based on our current cash and cash equivalents, recurring losses and cash outflows from operations since inception, an expectation of continuing losses and cash outflows from operations for the foreseeable future and the need to raise additional capital to finance our future operations, we do not have sufficient cash on hand to support current operations beyond the next 12 months. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The proceeds of this offering will not be sufficient to alleviate our substantial doubt about our ability to continue as a going concern beyond the next 12 months.

We will require substantial additional funding in the immediate term to fund the development of emavusertib through regulatory approval and commercialization, and to support our continued operations. We will need to seek additional funding through a number of potential avenues, including private or public equity financings, collaborations, or other strategic transactions. We have faced and expect to continue to face substantial difficulty in raising capital. If sufficient funds are not available, we will have to delay, reduce the scope of, or eliminate our research and development program for emavusertib, including related clinical trials and operating expenses, potentially delaying the time to market for or preventing the marketing of emavusertib, which would adversely affect our business prospects and our ability to continue our operations, and would have a negative impact on our financial condition and ability to pursue our business strategies. In addition, we may seek to engage in one or more strategic alternatives, such as a strategic partnership with one or more parties, the licensing, sale or divestiture of some of our assets or proprietary technologies or the sale of our company, but there can be no assurance that we would be able to enter into such a transaction or transactions on a timely basis or on terms favorable to us, or at all. If we are unable to obtain sufficient capital, we would be unable to fund our operations and may be required to evaluate alternatives, which could include dissolving and liquidating our assets or seeking protection under the bankruptcy laws, and a determination to file for bankruptcy could occur at a time that is earlier than when we would otherwise exhaust our cash resources. If we decide to dissolve and liquidate our assets or to seek protection under the bankruptcy laws, it is unclear to what extent we would be able to pay our obligations, and, accordingly, it is further unclear whether and to what extent any resources would be available for distributions to stockholders.

If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors will lose all or a part of their investment. The report from our independent registered public accounting firm issued in connection with our Annual Report on Form 10-K for the year ended December 31, 2025 contains, and future reports may contain, statements expressing substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our

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ability to continue as a going concern, investors or other financing sources may be unwilling to provide funding to us on commercially reasonable terms, if at all.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

Our management will have broad discretion as to the application of the net proceeds of this offering, including for any of the purposes described in the section of this prospectus supplement entitled “Use of Proceeds.” You will be relying on the judgment of our management regarding the application of the proceeds of this offering. The results and effectiveness of the use of proceeds are uncertain, and we could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our drug candidates and cause the price of our common stock to decline.

Investors in this offering will pay a much higher price than the book value of our stock.

The offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of common stock in this offering, you will pay a price per share of common stock that substantially exceeds our net tangible book value per share after giving effect to this offering. Based on an assumed offering price of $ per share of common stock, which represents the closing price of our common stock on Nasdaq on , 2026, if you purchase shares of common stock in this offering, you will experience immediate dilution of $ per share, representing the difference between the offering price of the common stock and our as adjusted net tangible book value per share after giving effect to this offering. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

You may experience future dilution as a result of future equity offerings or other issuances.

We will need additional capital to fund our research and development programs and to fulfill our planned operating goals. We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements, which may cause your ownership interest to be diluted. We have a significant number of options and warrants to purchase shares of our common stock outstanding. If these securities are exercised, you may incur further dilution. Moreover, to the extent that we issue additional options to purchase, or securities convertible into or exchangeable for, shares of our common stock in the future and those options or other securities are exercised, converted or exchanged, stockholders may experience further dilution.

A substantial number of shares may be sold in the market following this offering, which may depress the market price for our common stock or cause it to be highly volatile.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could cause the market price of our common stock to decline or cause it to be highly volatile. A substantial majority of the outstanding shares of our common stock are, and all of the shares sold in this offering will be, freely tradable without restriction or further registration under the Securities Act, unless these shares are owned or purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. In addition, we have also registered the shares of common stock that we may issue under our equity incentive plans. As a result, these shares can be freely sold in the public market upon issuance, subject to restrictions under securities laws.

The best efforts structure of this offering may have an adverse effect on our business plan.
The Placement Agent(s) has (have) agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The Placement Agent(s) has (have) no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no

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minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent(s) fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to support our continued operations, including our near-term continued operations. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us. The success of this offering will impact our ability to use the proceeds to execute our business plan. We may have insufficient capital to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

This offering is being made on a best efforts basis and we may sell fewer than all of the securities offered hereby and may receive significantly less in net proceeds from this offering, which will provide us only limited working capital.

This offering is being made on a best efforts basis and we may sell fewer than all of the securities offered hereby and may receive significantly less in net proceeds from this offering. Without giving effect to the receipt of any proceeds from this offering, we currently estimate that our existing cash and cash equivalents are sufficient to fund business operations into the fourth quarter of 2026.

Common Stock representing a substantial percentage of our outstanding shares may be sold in this offering, which could cause the price of our shares to decline.
We may sell in this offering up to shares of our Common Stock, or approximately % of our common stock outstanding, prior to this offering, as of June 30, 2026. This sale and any future sales of a substantial number of shares of common stock in the public market, or the perception that such sales may occur, could adversely affect the price of the common stock on the Nasdaq Capital Market. We cannot predict the effect, if any, that market sales of the Common Stock or the availability of the Common Stock for sale will have on the market price of the Common Stock.

There is no public market for the Pre-Funded Warrants in this offering.
There is no public trading market for the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-Funded Warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the pre-funded warrants will be limited.
We may not receive a significant amount or any additional funds upon the exercise of the pre- funded warrants.

The Pre-Funded Warrants are exercisable for $0.01 per share of common stock underlying such Pre-Funded Warrants or it may be exercised by way of a cashless exercise, meaning that the holders may not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the pre- funded warrants. Accordingly, we may not receive a significant amount or any additional funds upon the exercise of the Pre-Funded Warrants.

The holders of the Pre-Funded Warrants purchased in this offering will have no rights as holders of our common stock with respect to the shares of common stock underlying such Pre-Funded Warrants until such holders exercise the Pre-Funded Warrants and acquire our common stock.

Until a holder of the Pre-Funded Warrants acquires shares of our common stock upon exercise of the Pre-Funded Warrants, such holder of the Pre-Funded Warrants will have no rights with respect to the shares of our

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common stock underlying such Pre-Funded Warrants including with respect to dividends and voting rights. Upon exercise of the Pre-Funded Warrants, such holder will be entitled to exercise the rights of a holder of our common stock with respect to the shares of common stock underlying such Pre-Funded Warrants only as to matters for which the record date occurs after the exercise date.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared nor paid cash dividends on our common stock. We currently plan to retain all of our future earnings, if any, to finance the operation, development and growth of our business. In addition, the terms of any future debt or credit agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA
This prospectus contains forward-looking statements. Certain statements in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•    the initiation, timing, progress and results of future preclinical studies and clinical trials, and our research and development program for emavusertib;
•    our estimates of the period in which we anticipate that existing cash and cash equivalents will enable us to fund our current and planned operations;
•    our ability to continue as a going concern;
•    our ability to obtain additional financing;
•    our ability to establish and maintain collaborations;
•    our plans to develop and commercialize emavusertib;
•    the timing or likelihood of regulatory filings and approvals;
•    the implementation of our business model and strategic plans for our business, drug candidate and technology;
•    our estimates regarding expenses, future revenue and capital requirements;
•    developments and projections relating to our competitors and our industry;
•    our commercialization, marketing and manufacturing capabilities and strategy;
•    the rate and degree of market acceptance and clinical utility of our products;
•    our ability to meet and continue meeting the listing standards of The Nasdaq Stock Market LLC;
•    our competitive position; and
•    our intellectual property position.

Our actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including the factors referred to under the heading “Risk Factors” beginning on page 8 of this prospectus and in the “Risk Factors” sections of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

You should consider these factors and the other cautionary statements made in this prospectus and the documents we incorporate by reference herein and therein as being applicable to all related forward-looking statements wherever they appear in this prospectus or the documents incorporated by reference. While we may elect to update forward-looking statements wherever they appear in this prospectus or the documents incorporated by reference herein and therein, we do not assume, and specifically disclaim, any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus and the documents incorporated by reference herein and therein include statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties as well as our own estimates. All of the market data used in this prospectus and the documents incorporated by reference herein and therein involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-

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party research, and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

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USE OF PROCEEDS

The net proceeds of the sale of shares of common stock and pre-funded warrants in this offering will be approximately $ at the assumed public offering price of per share (the last reported priced of our common stock on The Nasdaq Capital Market on , 2026) after deducting estimated placement agent(s) fees and expenses and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed public offering price of $ per share (the last reported price of our common stock on The Nasdaq Capital Market on , 2026) would increase or decrease our net proceeds by approximately $ , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the placement agent(s) fees and expenses and estimated offering expenses payable by us. However, this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of these securities offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds.

As of March 31, 2026, we had cash and cash equivalents of $15.0 million. We currently intend to use the net proceeds from this offering to fund our research and development activities and for working capital and general corporate purposes. Accordingly, we retain broad discretion over the use of the net proceeds from the sale of our Common Stock or Pre-Funded Warrants, if applicable, pursuant to this prospectus. The precise amount and timing of the application of such proceeds will depend upon our liquidity needs and the availability and cost of other capital over which we have little or no control.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

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SELECTED FINANCIAL DATA

The following selected financial data has been derived from our audited financial statements in Curis’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Commission on March 24, 2026 and our Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed with the Commission on May 13, 2026, as adjusted to reflect the 1-for-20 reverse stock split effected on July 2, 2026 for all periods presented. Our historical results are not indicative of the results that may be expected in the future.

AS REPORTED (in thousands, except share and per share amounts)

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024
	(unaudited)
Net loss	$(24,199)	$(10,616)	$(7,582)	$(43,389)
Net loss per share, basic and diluted	$(1.25)	$(1.25)	$(0.58)	$(6.88)
Weighted-average shares outstanding, basic and diluted	19,363,478	8,493,886	13,164,032	6,306,284
Common shares outstanding	39,978,693	10,462,250	12,928,853	8,487,818

AS ADJUSTED (in thousands, except share and per share amounts)

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024
	(unaudited)
Net loss	$(24,199)	$(10,616)	$(7,582)	$(43,389)
Net loss per share, basic and diluted	$(24.99)	$(24.99)	$(11.52)	$(137.61)
Weighted-average shares outstanding, basic and diluted	968,274	424,781	658,295	315,315
Common shares outstanding	1,999,041	523,202	646,537	424,478

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CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2026 as follows:

•on an actual basis; and
•on an as adjusted basis to give effect to the assumed issuance and sale in this offering of shares of Common Stock at the assumed public offering price of $ per share, the last reported sales price of our common stock on Nasdaq on , 2026, and assuming no sale of any Pre-Funded Warrants, after deducting the estimated the Placement Agent(s)’s fees and estimated offering expenses payable by us, as if such issuances and sales had occurred on March 31, 2026.

The following depiction of our capitalization on an as adjusted basis as of March 31, 2026 reflects the completion of this offering and does not reflect exercise of any options or warrants. The adjusted amounts shown below represent management’s estimate. The information in this table should be read in conjunction with and is qualified by reference to the financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

	As of March 31, 2026
(U.S. dollars in thousands)	Actual		As Adjusted
Cash and cash equivalents	$15,001	$

Shareholders’ equity:
Preferred Stock, $0.01 par value	-		-
Common Stock, $0.01 par value	20
Additional paid-in capital	1,284,267
Accumulated deficit	(1,271,580)		(1,271,580)
Total shareholders’ equity	$12,707

Each $1.00 increase (decrease) in an assumed public offering price of $ per share of Common Stock increase (decrease) the amount of cash and cash equivalents and total stockholders’ equity by $ million, assuming that the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the Placement Agent(s)’s fees and estimated offering expenses payable by us. We may also increase or decrease the number of shares of Common Stock we are offering. An increase (decrease) of 100,000 in the number of shares of Common Stock we are offering would increase (decrease) the amount of cash and cash equivalents and total stockholders’ equity by $ million, after deducting the estimated Placement Agent(s)’s fees and estimated offering expenses payable by us, assuming the assumed public offering price stays the same. The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of securities that we offer in this offering, and other terms of this offering determined at pricing.

The above discussion and table are based on shares of common stock outstanding as March 31, 2026, after giving effect to a 1-for-20 reverse stock split of our common stock, which was effected on July 2, 2026, and exclude, as of such date, the shares of common stock underlying the Pre-Funded Warrants, as well as the following:

• shares of our common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $ per share;
• shares of our common stock issuable upon the exercise of stock options granted after March 31, 2026, at a weighted average exercise price of $ per share;
• shares of common stock issuable upon the vesting of restricted stock units outstanding;
•an aggregate of shares of common stock reserved for future issuance under our 2026 Incentive Plan;
•an aggregate of shares of common stock reserved for future issuance under our Amended and Restated 2010 Employee Stock Purchase Plan, as amended;
• shares of common stock converted to pre-funded warrants;

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• shares of our common stock issuable upon the exercise of pre-funded warrants outstanding at an exercise price of $ per share;
• shares of our common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $ per share; and
• shares of common stock sold through our ATM Facility.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of March 31, 2026 was $ million, or $ per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by shares of our common stock and pre-funded warrants outstanding.

After giving effect to the sale of shares of common stock by us, at an assumed public offering price of $ per share (the last reported sale price of our common stock on The Nasdaq Capital Market on , 2025), less the estimated placement agent(s) fees and expenses and estimated offering expenses payable by us, and assuming no Pre-Funded Warrants are issued by us in this offering, our pro forma net tangible book value as of March 31, 2026 would have been approximately $ million, or approximately $ per share. This represents an immediate increase in pro forma net tangible book value per share of $ to existing stockholders and immediate dilution of $ in pro forma net tangible book value per share to new investors purchasing common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the assumed public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis.

Assumed public offering price per share Net tangible book value per share as of March 31, 2026 Increase in net tangible book value per share attributable to new investors	$	$
Pro forma net tangible book value per share after this offering		$
Dilution per share to new investors		$

Each $1.00 increase (decrease) in an assumed public offering price of $ per share of Common Stock would increase (decrease) our pro forma net tangible book value after this offering by $ per share of common stock, and the dilution per share of common stock to new investors by $ per share of Common Stock, assuming that the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the Placement Agent(s)’s fees and estimated offering expenses payable by us. We may also increase or decrease the number of shares of Common Stock we are offering. An increase (decrease) of 100,000 in the number of shares of Common Stock we are offering would increase (decrease) the dilution per share of Common Stock to new investors by $ , after deducting the estimated Placement Agent(s)’s fees and estimated offering expenses payable by us, assuming the assumed public offering price stays the same. The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of securities that we offer in this offering, and other terms of this offering determined at pricing.

The above discussion and table are based upon on shares of common stock outstanding as March 31, 2026, after giving effect to a 1-for-20 reverse stock split of our common stock, which was effected on July 2, 2026, and exclude, as of such date, the shares of common stock underlying the Pre-Funded Warrants, as well as the following:

• shares of our common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $ per share;

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• shares of our common stock issuable upon the exercise of stock options granted after March 31, 2026, at a weighted average exercise price of $ per share;
• shares of common stock issuable upon the vesting of restricted stock units outstanding;
•an aggregate of shares of common stock reserved for future issuance under our 2026 Incentive Plan;
•an aggregate of shares of common stock reserved for future issuance under our Amended and Restated 2010 Employee Stock Purchase Plan, as amended;
• shares of our common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $ per share; and
• shares of common stock sold through our ATM Facility.

The above illustration does not take into account further dilution to investors in this offering that could occur upon the exercise of outstanding securities having a per share exercise price less than the effective public offering price per share of common stock in this offering. To the extent that any of these outstanding securities outstanding as of March 31, 2026, have been or are exercised in the future or we issue additional shares under our incentive plan, investors purchasing securities in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of then-existing debt instruments and other factors the board of directors deems relevant.

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DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering up to shares of Common Stock. In addition, we are also offering, in lieu of Common Stock, to certain investors Pre-Funded Warrants to purchase up to shares of Common Stock. For each Pre-Funded Warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis. We are also offering the common stock issuable from time to time upon exercise of the Pre-Funded Warrants offered hereby.

The following description of our common stock is intended as a summary only and therefore is not a complete description of our common stock. This description is based upon, and is qualified by reference to, our certificate of incorporation, our by-laws and applicable provisions of Delaware corporate law. You should read our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus forms a part, for the provisions that are important to you.

Pursuant to our certificate of incorporation, as amended, and as of the date of effectiveness of the registration statement of which this prospectus forms a part, our authorized capital stock consists of 567,514,300 shares of common stock and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Annual Meeting. Annual meetings of our stockholders are held on the date designated in accordance with our by-laws. Written notice must be mailed to each stockholder entitled to vote not less than ten nor more than 60 days before the date of the meeting. The presence in person, by means of remote communication in a manner, if any, authorized by our board of directors in its sole discretion, or by proxy of the holders of record of a majority of our issued and outstanding shares entitled to vote at such meeting constitutes a quorum for the transaction of business at meetings of the stockholders. Special meetings of the stockholders may be called for any purpose or purposes by the chair of the board of directors, chief executive officer (or if there is no chief executive officer, the president) or the board of directors. Except as may be otherwise provided by applicable law, our certificate of incorporation or our by-laws, all elections shall be decided by a plurality, and all other questions shall be decided by a majority, of the votes cast by stockholders entitled to vote thereon at a duly held meeting of stockholders at which a quorum is present.

Voting Rights. For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in his or her name on our books. Our common stock does not have cumulative voting rights.

Dividends. If our board of directors declares a dividend, holders of common stock will receive payments from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the holders of preferred stock, if any is outstanding.

Liquidation and Dissolution. If we are liquidated or dissolved, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the holders of preferred stock, if any is outstanding.

Other Rights. Holders of the common stock have no right to:

•    convert the stock into any other security;
•    have the stock redeemed;
•    purchase additional stock; or
•    maintain their proportionate ownership interest and there are no sinking fund provisions applicable to our common stock.

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The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue.
Transfer Agent and Registrar. Computershare Trust Company, N.A. is transfer agent and registrar for the common stock.

Listing on the Nasdaq Capital Market. Our common stock is listed on the Nasdaq Capital Market under the trading symbol “CRIS.”

Provisions of Our Certificate of Incorporation and By-laws and Delaware Law That May Have Anti-Takeover Effects

Certain provisions of our certificate of incorporation and by-laws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interest and, therefore, could adversely affect the price of our common stock.

No Cumulative Voting. The Delaware General Corporation Law, or the DGCL, provides that stockholders are not entitled to the right to accumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Board of Directors. Our by-laws provide for a board of directors divided as nearly equally as possible into three classes. Each class is elected to a term expiring at the annual meeting of stockholders held in the third year following the year of such election. The number of directors comprising our board of directors is fixed from time to time by the board of directors.

Removal of Directors by Stockholders. Our by-laws provide that directors may be removed only for cause by the affirmative vote of the holders of 75% of the shares of our capital stock issued, outstanding and entitled to vote.

Advance Notice Provisions. Our by-laws provide that a stockholder must notify us in writing, within timeframes specified in the by-laws, of any stockholder nomination of a director and of any other business that the stockholder intends to bring at a meeting of stockholders.

No Action by Written Consent. Our certificate of incorporation provides that our stockholders may not act by written consent and may only act at duly called meetings of stockholders; and that the affirmative vote of the holders of at least 75% of the shares of capital stock issued and outstanding and entitled to vote shall be required to amend or repeal, or to adopt any provision inconsistent with, the provision of our certificate of incorporation prohibiting stockholders from acting by written consent.

Amendment to By-laws. Our by-laws may be altered, amended or repealed, or new by-laws may be adopted, by a majority vote of our board of directors or by the affirmative vote of the holders of a majority of our capital stock issued and outstanding and entitled to vote. In addition, the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote shall be required to amend or repeal, or to adopt any provision inconsistent with the provisions of our by-laws related to the powers, number, term, classification, committees, the conduct of business at meetings, action by written consent, removal and filling of vacancies with respect to our board of directors; the calling of special meetings of stockholders; the nomination of directors; notice of business at an annual meeting and any provision relating to the amendment of the by-laws.

Undesignated Preferred Stock. Our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83

These provisions of Delaware law, our certificate of incorporation and our by-laws may have the effect of deterring hostile takeovers or delaying changes in our control or in our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Exclusive Forum Selection. Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders of our company to our company or to our stockholders, (3) any action asserting a claim against our company arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery, or (4) any action asserting a claim against our company pursuant to any provision of our certificate of incorporation or by-laws or governed by the internal affairs doctrine. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Delaware Business Combination Statute. We are subject to Section 203 of the DGCL, or Section 203, which prohibits a Delaware corporation from engaging in business combinations with an interested stockholder. An interested stockholder is generally defined as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 provides that an interested stockholder may not engage in business combinations with the corporation for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•    before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•    upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•    on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combinations to include the following:

•    any merger or consolidation involving the corporation and the interested stockholder;
•    any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;
•    subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•    any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
•    the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrants, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of the Pre-Funded Warrant for a complete description of the terms and conditions of the Pre-Funded Warrants.

Duration, Exercise Price and Form. Each Pre-Funded Warrant offered hereby will have an initial exercise price per share equal to $0.01. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until the Pre-Funded Warrants are exercised in full. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). Purchasers of the Pre-Funded Warrants in this offering may elect to deliver their exercise notice following the pricing of the offering and prior to the issuance of the Pre-Funded Warrants at closing to have their Pre-Funded Warrants exercised immediately upon issuance and receive the Common Stock underlying the Pre-Funded Warrants upon closing of this offering. A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrants to the extent that the holder would own more than 9.99% of the outstanding shares of common stock immediately after exercise.

Fractional Shares. No fractional shares will be issued in connection with the exercise of a Pre-Funded Warrant. In lieu of fractional shares of Common Stock, we will either round up to the nearest whole number.

Transferability. Subject to applicable laws, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrant to us together with the appropriate instruments of transfer.

Exchange Listing. There is no trading market available for the Pre-Funded Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the Pre-Funded Warrants on any securities exchange or nationally recognized trading system.

Right as a Stockholder. Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of our common stock, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their Pre-Funded Warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of 50% or more of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% or more of the voting power represented by our outstanding ordinary shares, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
PLAN OF DISTRIBUTION

has (have) agreed to act as our placement agent(s) in connection with this offering subject to the terms and conditions of the placement agent agreement dated , 2026. The Placement Agent(s) is (are) not purchasing or selling any of the securities offered by this prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but has agreed to use its reasonable best efforts to arrange for the sale of all of the securities offered hereby. Therefore, we may not sell the entire amount of securities offered pursuant to this prospectus. We will enter into a securities purchase agreement directly with certain investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering.

We will deliver the securities being issued to the investors upon receipt of such investor’s funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus on or about , 2026.

We have agreed to indemnify the Placement Agent(s) and specified other persons against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the Placement Agent(s) may be required to make in respect thereof.

Fees and Expenses

This offering is being conducted on a reasonable “best efforts” basis, and the Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of securities. The following table shows the per share of Common Stock and per Pre-Funded Warrant and total placement agent(s) fees we will pay in connection with the sale of the securities in this offering.

	Per Share of Common Stock	Per Pre-Funded Warrant	Total
Public Offering Price Placement Agent(s) Fees (1) Proceeds to us, before expenses (2), (3)	$ $ $	$ $ $	$ $ $

We have agreed to pay the Placement Agent a cash fee equal to % of the aggregate gross proceeds raised in this offering. In addition, we have agreed to reimburse the Placement Agent for up to $ for legal fees and out-of-pocket expenses. We estimate the total offering expenses of this offering that will be payable by us, excluding the Placement Agent fees and expenses, will be approximately $ .

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the shares of common stock and pre-funded warrants, which we refer to collectively as the “Securities,” issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of the Securities. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of the Securities.

This discussion is limited to holders that hold the Securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of any alternative minimum tax or the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to holders subject to particular rules, including, without limitation:

•U.S. expatriates and certain former citizens or long-term residents of the United States;
•persons holding the Securities as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell the Securities under the constructive sale provisions of the Code;
•persons who hold or receive the Securities pursuant to the exercise of any employee stock option or otherwise as compensation;
•real estate investment trusts or regulated investment companies;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to the Securities being taken into account in an “applicable financial statement” (as defined in the Code);
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Securities, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding the Securities and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS LEGAL OR TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
Treatment of Pre-Funded Warrants
Although not free from doubt, a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes, and a holder of pre-funded warrants should generally be taxed in the same manner as a holder of common stock, as described below. Accordingly, no gain or loss should be recognized (other than with respect to cash paid in lieu of a fractional share, which will be subject to the rules described below under "Tax Considerations Applicable to U.S. Holders—Sale or Other Taxable Disposition of the Securities" and "Tax Considerations Applicable to Non-U.S. Holders—Sale or Other Taxable Disposition of the Securities") upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the share of common stock received. Similarly, the tax basis of the pre-funded warrant should carry over to the share of common stock received upon exercise, increased by the exercise price of $0.01. The discussion below assumes the characterization described above is respected for U.S. federal income tax purposes. This characterization is not binding on the IRS, and the IRS may treat our pre-funded warrants as warrants to acquire shares of our common stock. In that case, the U.S. federal income consequences with respect to an investment in pre-funded warrants pursuant to this offering could be materially different than the discussion set forth herein. Holders should consult their tax advisors regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering (including alternative characterizations).

Tax Considerations Applicable to U.S. Holders
Definition of a U.S. Holder
For purposes of this discussion, a “U.S. holder” is any beneficial owner of the Securities that, for U.S. federal income tax purposes, is or is treated as any of the following:

•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by certain non-corporate U.S. holders, including individuals, are generally taxed at the lower applicable capital gains rate provided certain holding period and other requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital and first be applied against and reduce a U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition of the Securities.”

Sale or Other Taxable Disposition of the Securities
Upon the sale, exchange or other taxable disposition of the Securities, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or other taxable disposition and (ii) such U.S. holder’s adjusted tax basis in the Security. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in such Security is more than one year at the time of the sale, exchange or other taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be subject to reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to certain limitations.

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
Constructive Dividends on Pre-Funded Warrants
A U.S. holder of a pre-funded warrant may, in some circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the exercise price or number of shares of common stock issuable upon exercise of the pre-funded warrant. U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments (or the non-occurrence of any adjustments) to the pre-funded warrants.

Information Reporting and Backup Withholding
A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on the Securities (including dividends or constructive dividends) or receives proceeds from the sale or other taxable disposition of the Securities. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;
•furnishes an incorrect taxpayer identification number; or
•is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of the Securities that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock (including constructive distributions) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition of the Securities". Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below we or the applicable withholding agent may treat the entire distribution as a dividend.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being effectively connected with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
documentation) claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular rates applicable to United States persons. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition of the Securities

A non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Securities unless:

•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);
•the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•the Securities constitute U.S. real property interests (“USRPIs”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain realized upon the sale or other taxable disposition of the Securities, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance that we are not a USRPHC or will not become one in the future.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
Constructive Dividends on Pre-Funded Warrants
A non-U.S. holder of pre-funded warrants can be treated as receiving deemed payment of a taxable dividend under certain circumstances as a result of an adjustment or the non-occurrence of an adjustment to the exercise price or number of shares of common stock issuable upon exercise of the pre-funded warrant, as described above under "Tax Considerations Applicable to Non-U.S. Holders—Distributions." Any resulting withholding tax attributable to deemed dividends may be collected from other amounts payable or distributable to the non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments (or the non-occurrence of any adjustments) to the pre-funded warrants.

Information Reporting and Backup Withholding
A non-U.S. holder will not be subject to backup withholding with respect to distributions on the Securities (including constructive dividends), provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns generally will be filed with the IRS in connection with any distributions (including deemed distributions) made on the Securities to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale or other taxable disposition of the Securities within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale or other taxable disposition of the Securities outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or such owner otherwise establishes an exemption. Proceeds of a disposition of the Securities conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including deemed dividends) paid on the Securities, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of the Securities paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends (including deemed dividends). Because we may not know the extent to which a distribution (including deemed distributions) is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we or the applicable withholding agent may treat the entire distribution as a dividend. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of the Securities beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in the Securities.

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS

The validity of the shares of the common stock offered hereby has been passed upon for us by Latham & Watkins LLC, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the placement agent(s) by    .

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.curis.com. Our website is not a part of this prospectus and is not incorporated by reference in this prospectus.

This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and our consolidated subsidiaries and our common stock. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings and the exhibits attached thereto. You should review the complete document to evaluate these statements. You can obtain a copy of the registration statement from the SEC’s website.

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below (File No. 000-30347) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those documents or the portions of those documents not deemed to be filed) between the date of the registration statement and the effectiveness of the registration statement and following the effectiveness of the registration statement until the offering of securities under the registration statement is terminated or completed:

•    Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC on March 24, 2026;
•    Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed on May 13, 2026;
•    The information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 from our Definitive Proxy Statements on Schedule 14A, filed on February 19, 2026, April 21, 2026, and June 5, 2026, respectively;
•    Current Reports on Form 8-K (or 8-K/A) filed on January 8, 2026, February 9, 2026, March 17, 2026, May 1, 2026, May 22, 2026, June 25, 2026, July 1, 2026, and July 2, 2026, respectively;
•    The description of our common stock contained in our Registration Statement on Form 8-A as filed with the SEC on April 13, 2000, as the description therein has been updated and superseded by the description of our capital stock contained in Exhibit 4.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC on March 24, 2026, and including any amendments and reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Curis, Inc.
128 Spring Street
Building C – Suite 500
Lexington, MA 02421
Attn: Chief Financial Officer
(617) 503-6500

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83

Shares of Common Stock
Pre-Funded Warrants to Purchase Up to Shares of Common Stock

PROSPECTUS

, 2026

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Registrant (except any discounts, commissions and fees of underwriters, selling brokers, dealer managers or similar securities industry professionals or other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$
Accounting fees and expenses
Legal fees and expenses
Miscellaneous fees and expenses
Total	$

Item 14. Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete Delaware General Corporation Law, or the DGCL, and our certificate of incorporation and by-laws.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 102(b)(7) of the DGCL provides, generally, that our certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided that such provision may not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the corporation. No such provision may eliminate or limit the liability of a director or officer for any act or omission occurring prior to the date when such provision became effective.

2

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
Article Sixth of our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for any monetary damages for any breach of fiduciary duty as a director of Curis, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Article Eighth of our certificate of incorporation provides, in general, that we shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Curis), by reason of the fact that such person is or was, or has agreed to become, a director or officer of Curis, or is or was serving or has agreed to serve, at the request of Curis, as a director, officer or trustee of, or in a similar capacity with, another corporation (including any partially or wholly owned subsidiary of the Registrant), partnership, joint venture, trust or other enterprise (including any employee benefit plan), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any such action, suit or proceeding to the maximum extent permitted by the DGCL. The foregoing right of indemnification is in no way exclusive of any other rights of indemnification to which any such director or officer may be entitled, under any by-law, agreement, vote of directors or stockholders or otherwise.

In addition to the indemnification provided by our certificate of incorporation and under the DGCL, we have entered into indemnification agreements with our executive officers and directors. The indemnification agreements provide that each such person:

•shall be indemnified by Curis against all expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of Curis) brought against him or her by virtue of his or her position as an officer or director of Curis if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Curis, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and
•    shall be indemnified by Curis against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement incurred in connection with any action by or in the right of Curis brought against him or her by virtue of his or her position as an officer or director of Curis if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Curis, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to Curis, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is fairly and reasonably entitled to indemnification of such expenses.

Notwithstanding the foregoing, to the extent that an officer or director has been successful, on the merits or otherwise, he or she is required to be indemnified by us against all expenses (including attorneys’ fees) incurred in connection with defending any proceeding to the extent that we do not assume the defense of such proceeding. Expenses shall be advanced to an officer or director, provided that he or she undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses.

Indemnification is required to be made unless we determine that the applicable standard of conduct required for indemnification has not been met. As a condition precedent to the right of indemnification, the officer or director must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

Under the Registration Rights Agreement, each selling stockholder agreed, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, Curis, its directors, officers, employees, stockholders and each person who controls Curis (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expense (including reasonable attorney fees) resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in this registration statement or amendment or supplement thereto or necessary to make the statements herein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such selling stockholder to Curis specifically for inclusion in this registration statement or amendment or supplement hereto.
3

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83

We maintain a general liability insurance policy which covers certain liabilities of directors and officers of Curis arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our common stock and warrants to purchase shares of our common stock issued by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares and warrants and information relating to the section of the Securities Act, or rule of the SEC, under which exemptions from registration was claimed. All share and per share amounts below gives effect to a 1-for-20 reverse stock split of our common stock, which was effected on July 2, 2026.

In April 2026, we exchanged with a shareholder 50,000 shares of our common stock, par value $0.01 per share for pre-funded warrants to purchase 50,000 shares of our common stock.

In January 2026, we entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company issued and sold an aggregate of (a) 20,195 shares of unregistered Series B convertible non-redeemable preferred stock, par value $0.01 per share (the “January 2026 Series B Preferred Stock”), (b) unregistered Series A warrants (the “January 2026 Series A Common Warrants”) to purchase 1,346,346 shares of the Company’s common stock, (b) unregistered Series B warrants (the “January 2026 Series B Common Warrants”) to purchase 1,346,346 shares of common stock and (iv) unregistered Series C warrants to purchase 1,346,346 shares of common stock (the “January 2026 Series C Common Warrants” and, together with the January 2026 Series A Common Warrants and the January 2026 Series B Common Warrants, the “January 2026 Warrants”) in a private placement (the “January 2026 PIPE Financing”). Each share of January 2026 Series B Preferred Stock was sold together with a January 2026 Series A Common Warrant to purchase 66.6665 shares of common stock, a January 2026 Series B Common Warrant to purchase 66.6665 shares of common stock and a January 2026 Series C Common Warrant to purchase 66.6665 shares of common stock (collectively, a “Security”). The Securities were sold at a purchase price of $1,000.00 per Security. The January 2026 Warrants each have an exercise price of $15.00 per share. On March 20, 2026 each outstanding share of Series B Preferred Stock was automatically converted into 66.6665 shares of common stock (the “Automatic Conversion”), subject to the terms of the Certificate of Designations and subject to the applicable Beneficial Ownership Limitations. The Company issued 1,312,500 shares of common stock and 34,148 unregistered January 2026 Pre-Funded Warrants as a result of the Automatic Conversion. The Company received initial gross proceeds from the offering of $20.2 million, before deducting approximately $1.6 million in aggregate issuance costs related to the offering, which consisted of placement agent fees and offering expenses and excluding the proceeds from any exercise of the January 2026 Warrants.

In July 2025, concurrent with the closing of a registered direct offering, we entered into a securities purchase agreement with certain institutional investors, pursuant to which we issued and sold (a) unregistered pre-funded warrants to purchase up to an aggregate of 76,926 shares of common stock, or the July 2025 Pre-Funded Warrants, at an exercise price of $0.20 per share, and (b) unregistered warrants to purchase up to an aggregate of 153,854 shares of common stock or the July 2025 Common Warrants, at an exercise price of $43.00 per share. The private placement is referred to as the July 2025 Private Placement. The aggregate gross proceeds to the Company from the July 2025 Private Placement were approximately $3.5 million, before deducting fees payable to the placement agent and other offering expenses and excluding the proceeds from any exercise of the July 2025 Common Warrants and July 2025 Pre-Funded Warrants.

In March 2025, concurrent with the closing of a registered direct offering, we entered into a securities purchase agreement with certain institutional investors, pursuant to which we issued and sold (a) unregistered pre-funded warrants to purchase up to an aggregate of 109,204 shares of our common stock, or the March 2025 Pre-Funded Warrants, at an exercise price of $0.20 per share, and (b) unregistered warrants to purchase up to an aggregate of 415,846 shares of common stock or the March 2025 Common Warrants, at an exercise price of $48.20 per share. The private placement is referred to as the March 2025 Private Placement. The aggregate gross proceeds to the
4

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
Company from the March 2025 Private Placement were approximately $5.2 million, before deducting fees payable to the placement agent, advisory fees and other estimated offering expenses and excluding the proceeds from any exercise of the March 2025 Common Warrants and March 2025 Pre-Funded Warrants.

In October 2024, concurrent with the closing of a registered direct offering, we entered into a securities purchase agreement with certain institutional investors, pursuant to which we issued and sold unregistered warrants to purchase up to an aggregate of 119,933 shares of our common stock, or the October 2024 Unregistered Warrants, at an exercise price of $98.40 per share. The private placement is referred to as the October 2024 Private Placement. The aggregate gross proceeds to the Company from the October 2024 Private Placement was approximately $0, excluding the proceeds from any exercise of the October 2024 Unregistered Warrants.

No underwriters were involved in the foregoing issuances of securities. The securities described in this Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and/or Rule 506(b) promulgated thereunder relative to transactions by an issuer not involving any public offering. All purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

5

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
Item 16. Exhibits and Financial Statement Schedules.
(a)    Exhibits
The Exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b)    Financial Statement Schedules.
No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.
Exhibit Index

			Incorporated by Reference
Exhibit No.	Description	Link to Filing	Form	SEC Filing Date	Exhibit Number	Filed with this Registration Statement

1.1	Form of Placement Agency Agreement*
3.1	Restated Certificate of Incorporation of Curis, Inc., as amended*
3.2	Certificate of Designations of Curis, Inc.	Link	S-3 (333-50906)	8/10/2001	3.2
3.3	Certificate of Designations, Preferences and Rights of Series B Convertible Non-redeemable Preferred Stock of Curis, Inc.	Link	8-K	1/7/2026	3.1
3.4	Certificate of Elimination of Curis, Inc. Series A Convertible Exchangeable Preferred Stock and Series B Convertible Non-Redeemable Preferred Stock	Link	8-K	5/22/2026	3.2
3.5	Amended and Restated By-laws of Curis, Inc.	Link	8-K	5/22/2025	3.2
4.1	Form of Curis Common Stock Certificate	Link	10-K	3/1/2004	4.1
4.2	Form of Warrant issued pursuant to the Securities Purchase Agreement, dated October 28, 2024, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	10/30/2024	4.1
4.3	Form of Pre-Funded Warrant issued pursuant to the Securities Purchase Agreement, dated March 28, 2025, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	3/28/2025	4.1
4.4	Form of Common Warrant issued pursuant to the Securities Purchase Agreement, dated March 28, 2025, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	3/28/2025	4.2
6

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83

			Incorporated by Reference
Exhibit No.	Description	Link to Filing	Form	SEC Filing Date	Exhibit Number	Filed with this Registration Statement

4.5	Form of Pre-Funded Warrant issued pursuant to the Securities Purchase Agreement, dated July 2, 2025, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	7/2/2025	4.1
4.6	Form of Common Warrant issued pursuant to the Securities Purchase Agreement, dated July 2, 2025, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	7/2/2025	4.2
4.7	Form of Series A Common Warrant issued pursuant to the Securities Purchase Agreement, dated January 7, 2026 by and among Curis, Inc. and the Purchasers named therein	Link	8-K	1/8/2026	4.1
4.8	Form of Series B Common Warrant issued pursuant to the Securities Purchase Agreement, dated January 7, 2026 by and among Curis, Inc. and the Purchasers named therein	Link	8-K	1/8/2026	4.2
4.9	Form of Series C Common Warrant issued pursuant to the Securities Purchase Agreement, dated January 7, 2026 by and among Curis, Inc. and the Purchasers named therein	Link	8-K	1/8/2026	4.3
4.10	Form of Pre-Funded Warrant issued pursuant to the Securities Purchase Agreement, dated January 7, 2026, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	1/8/2026	4.4
4.11	Form of Pre-Funded Warrant to be issued in this offering*
5.1	Opinion of Latham & Watkins LLP*
10.1	Employment Agreement, dated March 29, 2016, as amended September 24, 2018 by and between Curis, Inc. and James E. Dentzer.	Link	10-Q	11/1/2018	10.2
10.2	Employment Agreement, dated August 4, 2022, by and between Curis, Inc. and Diantha Duvall	Link	10-Q	11/9/2022	10.1
10.3	Amended and Restated Employment Agreement, dated November 1, 2023, by and between Curis, Inc. and Jonathan Zung	Link	10-K	2/8/2024	10.3
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Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83

			Incorporated by Reference
Exhibit No.	Description	Link to Filing	Form	SEC Filing Date	Exhibit Number	Filed with this Registration Statement

10.4	Form of Indemnification Agreement, by and between Curis, Inc. and each non-employee director of the Board of Directors of Curis, Inc.	Link	10-Q	8/7/2014	10.3
10.5	Curis Amended and Restated 2010 Stock Incentive Plan, as amended	Link	8-K	5/28/2015	99.1
10.6	Form of Incentive Stock Option Agreement for awards granted to named executive officers under Curis’ Amended and Restated 2010 Stock Incentive Plan, as amended	Link	10-K	3/8/2018	10.21
10.7	Form of Non-Statutory Stock Option Agreement for awards granted to directors and named executive officers under Curis’ Amended and Restated 2010 Stock Incentive Plan, as amended	Link	10-K	3/8/2018	10.22
10.8	Form of Restricted Stock Agreement for awards granted to directors and named executive officers under Curis’ Amended and Restated 2010 Stock Incentive Plan, as amended	Link	10-K	3/8/2018	10.23
10.9	Form of Incentive Stock Option Agreement (Online Acceptance) for awards granted to named executive officers under Curis’ Amended and Restated 2010 Stock Incentive Plan	Link	10-K	3/9/2017	10.21
10.10	Form of Nonstatutory Stock Option Agreement (Online Acceptance) granted to directors and named executive officers under Curis’ Amended and Restated 2010 Stock Incentive Plan	Link	10-K	3/9/2017	10.22
10.11	Curis Second Amended and Restated 2010 Stock Incentive Plan	Link	8-K	5/22/2017	99.1
10.12	Form of Incentive Stock Option Agreement for awards granted to named executive officers under Curis’ Second Amended and Restated 2010 Stock Incentive Plan	Link	10-K	3/8/2018	10.27
10.13	Form of Non-Statutory Stock Option Agreement for awards granted to directors and named executive officers under Curis’ Second Amended and Restated 2010 Stock Incentive Plan	Link	10-K	3/8/2018	10.28
10.14	Form of Restricted Stock Agreement for awards granted to directors and named executive officers under Curis’ Second Amended and Restated 2010 Stock Incentive Plan	Link	10-K	3/8/2018	10.29
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Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83

			Incorporated by Reference
Exhibit No.	Description	Link to Filing	Form	SEC Filing Date	Exhibit Number	Filed with this Registration Statement

10.15	Form of Non-Statutory Stock Option Agreement - Inducement Grant pursuant to Nasdaq Stock Market Rule 5635(c)(4)	Link	S-8	1/6/2017	99.1
10.16	Curis Third Amended and Restated 2010 Stock Incentive Plan, as amended	Link	8-K	6/10/2020	99.1
10.17	Form of Incentive Stock Option Agreement for awards granted to named executive officers under Curis’ Third Amended and Restated 2010 Stock Incentive Plan	Link	10-K	2/24/2022	10.22
10.18	Form of Non-Statutory Stock Option Agreement for awards granted to directors and named executive officers under Curis’ Third Amended and Restated 2010 Stock Incentive Plan	Link	10-K	3/31/2025	10.23
10.19	Curis Fourth Amended and Restated 2010 Stock Incentive Plan	Link	8-K	6/2/2021	99.1
10.20	Curis Amended and Restated 2010 Employee Stock Purchase Plan, as amended	Link	8-K	5/23/2024	99.2
10.21	Fifth Amended and Restated 2010 Stock Incentive Plan, as amended	Link	Def 14A	4/10/2025	Appendix A
10.22	Form of Incentive Stock Option Agreement for awards granted to named executive officers under Curis’ Fifth Amended and Restated 2010 Stock Incentive Plan	Link	10-K	3/31/2025	10.27
10.23	Form of Non-Statutory Stock Option Agreement for awards granted to directors and named executive officers under Curis' Fifth Amended and Restated 2010 Stock Incentive Plan	Link	10-K	3/31/2025	10.28
10.24	2026 Stock Incentive Plan	Link	Def 14A	2/19/2026	Appendix B
10.25	Form of Incentive Stock Option Agreement under 2026 Incentive Plan*
10.26	Form of Non-Statutory Stock Option Agreement under 2026 Incentive Plan*
10.27	Form of Restricted Stock Unit Agreement under 2026 Incentive Plan*
10.28	Lease, dated December 5, 2019, by and between Curis, Inc. and 128 Spring Street Lexington, LLC relating to the premises at 128 Spring Street, Lexington, Massachusetts	Link	8-K	12/6/2019	10.1
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Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83

			Incorporated by Reference
Exhibit No.	Description	Link to Filing	Form	SEC Filing Date	Exhibit Number	Filed with this Registration Statement

10.29	First Amendment to Lease Agreement, dated January 27, 2022, by and between Curis, Inc. and 99 Hayden, LLC, successor-in-interest to 128 Spring Street Lexington, LLC	Link	8-K	2/2/2022	10.1
††10.30	Collaboration, License and Option Agreement, dated January 18, 2015, by and between Curis, Inc. and Aurigene Discovery Technologies Limited	Link	10-K	2/24/2022	10.36
††10.31	First Amendment to Collaboration, License and Option Agreement, dated September 7, 2016, by and between Curis, Inc. and Aurigene Discovery Technologies Limited	Link	10-K	2/24/2022	10.37
†10.32	Second Amendment to Collaboration, License and Option Agreement, dated February 5, 2020, by and between Curis, Inc. and Aurigene Discovery Technologies Limited	Link	10-K	3/19/2020	10.41
††10.33	Third Amendment to Collaboration, License and Option Agreement, dated June 4, 2020, by and between Curis, Inc. and Aurigene Discovery Technologies Limited	Link	10-Q	11/14/2024	10.1
††10.34	Fourth Amendment to Collaboration, License and Option Agreement, dated September 16, 2024, by and between Curis, Inc. and Aurigene Oncology Limited (formerly known as Aurigene Discovery Technologies Limited)	Link	10-Q	11/14/2024	10.2
10.35	Amended and Restated Sales Agreement, dated February 8, 2024, by and among Curis, Inc., Cantor Fitzgerald & Co. and JonesTrading Institutional Services LLC	Link	S-3	2/8/2024	1.2
10.36	Form of Securities Purchase Agreement, dated October 28, 2024, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	10/30/2024	10.1
10.37	Registration Rights Agreement, dated October 28, 2024, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	10/30/2024	10.2
10.38	Form of Securities Purchase Agreement, dated March 28, 2025, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	3/28/2025	10.1
10.39	Registration Rights Agreement, dated March 28, 2025, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	3/28/2025	10.2
10.40	Form of Securities Purchase Agreement, dated July 2, 2025, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	7/2/2025	10.1
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Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83

			Incorporated by Reference
Exhibit No.	Description	Link to Filing	Form	SEC Filing Date	Exhibit Number	Filed with this Registration Statement

10.41	Registration Rights Agreement, July 2, 2025, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	7/2/2025	10.2
10.42	Securities Purchase Agreement, dated January 6, 2026, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	1/7/2026	10.1
10.43	Registration Rights Agreement, dated January 6, 2026, by and among Curis, Inc. and the Purchasers named therein	Link	8-K	1/7/2026	10.2
21	Subsidiaries of Curis	Link	10-K	3/24/2026	21
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)*
24.1	Powers of Attorney (included in the signature pages to the Registration Statement)*
107	Filing Fee Table*

† Confidential treatment has been granted as to certain portions, which portions have been separately filed with the Securities and Exchange Commission.
†† Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.
* To be filed by amendment
11

Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
Item 17. Undertakings.
The undersigned Registrant hereby undertakes:
(a)(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);
(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee” table in the effective registration statement; and
(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement.
(2)    That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.
(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)    That, for the purpose of determining liability under the Securities Act to any purchaser:
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Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
(i)    each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(ii)    each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(b)    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such
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Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lexington, Commonwealth of Massachusetts, on , 2026..

CURIS, INC.

By:
James E. Dentzer President and Chief Executive Officer

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Confidential Treatment Requested by Curis, Inc.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES AND POWER OF ATTORNEY
We, the undersigned officers and directors of Curis, Inc. hereby severally constitute and appoint James E. Dentzer and Diantha Duvall, and each of them singly, our true and lawful attorneys-in-fact with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-1 filed herewith and any and all amendments (including post-effective amendments) to said Registration Statement, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in our name and on our behalf in our capacities as officers and directors to enable Curis, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

President, Chief Executive Officer and Director (Principal Executive Officer)
James E. Dentzer
Chief Financial Officer (Principal Financial and Accounting Officer)
Diantha Duvall
Chairman of the Board of Directors
Martyn D. Greenacre
Director
Anne E. Borgman
Director
John A. Hohneker
Director
Kenneth I. Kaitin
Director
Marc Rubin

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